Weil, Gotshal & Manges llp
201 REDWOOD SHORES PARKWAY
REDWOOD SHORES, CA 94065
November 22, 2006
VIA EDGAR TRANSMISSION (CORRESP.)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 6010
Washington, D.C. 20549
Attention: Russell Mancuso, Branch Chief

Re:	Altra Holdings, Inc.
Amendment No. 1 to Form S-1 Registration Statement
Filed November 3, 2006
File No. 333-137660
Dear Mr. Mancuso:
     Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) with respect to Amendment No. 1 to the registration statement on Form S-1 referenced above (the “Form S-1”) of Altra Holdings, Inc. (the “Company”) in the letter dated November 17, 2006 (the “Comment Letter”) addressed to Mr. Michael L. Hurt.
     On behalf of the Company, we are writing to respond to the comments and to indicate the changes that have been made in Amendment No. 2 to the Company’s Form S-1 (the “Amendment”) which is being filed today with the SEC. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter. The text of the Staff’s comments is copied below in italics for your reference. All page numbers referenced by the Company in its responses refer to page numbers of the Amendment.
Summary, page 1
1.	We note your response to prior comment 7; however your added summary of risks is not provided in the level of detail or with the same prominence of your strengths. Therefore, we reissue the comment. In this regard, it is unclear why it is necessary and appropriate to provide this level of detail regarding your strengths and strategy in the summary, particularly since the disclosure is substantially repeated elsewhere in your document; see Updated Legal Bulletin No. 7 (June 7, 1999) sample comments 28 and 29 available on our web site at http://www.sec.gov/interps/legals.shtml.

Weil, Gotshal & Manges llp
Securities and Exchange Commission
November 22, 2006

     The Company has revised the Summary to reduce the amount of detail contained in the summary description of strengths and strategies and to provide a more balanced disclosure. See pages 1 through 4 of the Amendment.
Genstar Capital Partners III, L.P. and Stargen III, L.P. control us, page 20
2.	Please tell us why you deleted the disclosure from this risk factor about the risks related to a “controlled company.”.
     The Company has determined that following the initial public offering of its common stock as set forth in the registration statement, it will not be a “controlled company” as defined by the NASDAQ Marketplace Rules. In addition the Company has removed references to its being a “controlled company” from pages 66 and 67 of the Amendment.
Industry and Market Data, page 23
3.	We note your response to prior comment 6. However, as revised, the references regarding certainty and reliability continue to cast doubt on the data you cite. You should not offer your securities based on data that you do not believe is reliable. Please revise accordingly.
     The Company has deleted statements regarding the reliability of data and other statistical uncertainties. See page 21 of the Amendment.
4.	Please tell us why it is appropriate for your disclosure to exclude competitive products as mentioned in penultimate sentence.
     The Company believes that certain non-mechanical power transmission based products may be alternatives to some of the mechanical power transmission based products offered by the Company and its competitors. However, the Company is unaware of any market data that compares these potential alternative non-mechanical power transmission based products to traditional mechanical power transmission based products. Therefore, the Company believes that market data regarding the Company’s industry and comparisons to its competitors within its industry provide the most relevant information regarding the Company’s market position relating to the products it offers.
Use of Proceeds, page 25
5.	We will evaluate your response to prior comment 11 when you provide the disclosure mentioned in your response.

Weil, Gotshal & Manges llp
Securities and Exchange Commission
November 22, 2006

     The Company has amended its disclosure to quantify the disclosure regarding the potential repayment of a portion of its outstanding notes. See page 23 of the Amendment.
Borrowings, page 44
6.	Please refer to prior comment 18. Please tell us why a covenant violation would not constitute an event of default. In your response, please cite the relevant sections of the applicable exhibits.
     In relation to its outstanding subordinated notes, the Company is required to provide certain financial information to Caisse de depot et placement du Quebec (“CDPQ”) pursuant to Section 7.2 of the Note Purchase Agreement filed as Exhibit 4.12 to the Company’s Form S-1. During the second quarter of fiscal 2006 the Company was delayed in providing the required financial reports to CDPQ, however CDPQ provided a written confirmation that the Company was not subject to an event of default at that time.
     The Company’s former disclosure regarding the timely reporting of its financial information is no longer the most currently available information. The Company has amended its disclosure to update the information and to indicate that as of the end of the most recent quarter, the Company was in compliance with all covenant requirements associated with all of its borrowings. See page 44 of the Amendment.
Our Industry, page 53
7.	Please refer to prior comment 20. We have the following comments:
     - Please tell us whether you have more recent support for your statements other than the data in tab 1 through 2003. Has there been a change in the date since 2003? Is the data still reliable?
     The Motion Systems Design Magazine Brand Awareness Report is issued once every three years. The 2006 Brand Awareness Report was recently issued and the Company has now received a copy. The information provided in the 2006 Brand Awareness Report continues to support the Company’s statements on pages 1, 2, 53 and 54. In addition, the Company will supplementally provide to the Staff a copy of the relevant sections of the 2006 Brand Awareness Report.
     - You refer to a number one or two position yet the first and third tables in tab 1 refer to a number three position. Please advise or revise.

Weil, Gotshal & Manges llp
Securities and Exchange Commission
November 22, 2006

     The Company holds the number one or two brand awareness position when its brands for each such product category are viewed on a consolidated basis. The Company has amended its disclosure to indicate that it holds the number one or two brand awareness position for its consolidated brands for such types of products. See pages 1, 2, 53 and 54 of the Amendment.
     - Please tell us how the tab 3 and tab 4 information supports the disclosure concerning Penton. For example, is the last page of tab 3 from Penton? Is the information your internal estimates? What is the basis for your estimates?
     The Penton information provides market data for the United States industrial power transmission market through 2002 (this is the latest report from Penton). The last page of tab 3 is a spreadsheet developed by the Company which extrapolates the growth of the market for 2003, 2004 and 2005 based on growth estimates from the Power Transmission Distributors Association Market Outlook Report and the American Gear Manufacturers Association Report. The Company will supplementally provide the Staff with copies of these independent reports.
     The breakdown between the size of the worldwide versus the United States market for industrial power transmission products was based on the Company’s internal estimate that the United States represents 40% of the worldwide mechanical power transmission product market. While the Company believes this breakdown to be a reliable estimate, it has removed references to the size of the worldwide market in its disclosure. See pages 1, 2 and 53 of the Amendment.
     - The reference to you as the “leading manufacturer of industrial clutches and brakes in the world” does not appear to be consistent with the last page of tab 5 that refers to you as “one of the leading companies involved in the manufacture of industrial brakes and clutches.” Please advise or revise.
     The last page of tab 5 refers to Warner Electric as one of the leading companies involved in the manufacture of industrial brakes and clutches. Warner Electric is only one of the Company’s brands that produces industrial clutches and brakes. Wichita Clutch, Formsprag Clutch, Stieber Clutch, Matrix International, Inertial Dynamics, Twiflex, Industrial Clutch and Marland Clutch are also Company brands that produce industrial clutches and brakes. On a combined basis the Company believes the information in the report indicates that it is the leading manufacturer of clutches and brakes. However, because there is no single statement in the report that the Company is the leading manufacturer, the Company has amended its disclosure to state that based on information in the Global Industry Analysts Report, the Company believes it is “one of” the leading

Weil, Gotshal & Manges llp
Securities and Exchange Commission
November 22, 2006

companies involved in the manufacture of industrial brakes and clutches. See pages 2, 35 and 54.
     - Please provide us with independent support the first sentence on page 54 under “Leading Market Shares and Names.”
     The Global Industry Analysts Report (previously provided) indicates the Company’s market position in the industrial clutch and brake market. The Company’s belief that it holds the number one or two market position in certain other markets is based upon (i) the 2006 Brand Awareness Report (previously provided) which shows the Company’s brands as the leading brands and (ii) the Company’s knowledge of and experience with the market and its customers. The Company is not aware of any independent report that it can cite for these other market shares. Therefore, it has indicated that it believes it holds these market positions.
     - Please tell us how you generated the data in tab 6 to assure its reliability.
     The Company’s information provided in tab 6 regarding the Company’s estimate that during 2005 the top eight broad-based MPT companies (including the Company and its competitors) represented approximately 21% of the U.S. power transmission market is based on an estimate of the 2005 sales of the Company’s competitors. Sales figures for these competitors are based on public reports (when available) and estimates of the Company’s management for those competitors that do not disclose such information. The total market size is based upon the information from the Penton report (extrapolated to include 2005 as set forth in the third response to this comment number 7 above).
Products, page 56
8.	We reissue prior comment 23. Product classes for purposes of Regulation S-K Item 101(c)(1)(i) may not necessarily be segments. Also, regarding the last sentence of your response, please see rule 409; however, based on tab 2 of the supplemental material you provided in response to prior comments 20 and 21, it appears that some data is available.
     In its prior response, the Company indicated that its business operates within one reportable segment, which is mechanical power transmission products. Within that segment, the Company offers a variety of products to a diversified group of end user customers. The Company sells certain products on an integrated or packaged basis through distributors. It is also difficult to categorize certain products. For instance, some products that could be classified as clutches could also be classified as couplings.

Weil, Gotshal & Manges llp
Securities and Exchange Commission
November 22, 2006

It is for these reasons that the Company does not track detailed revenue information for specific groups of products as part of our general purpose financial statements. The product sales information in Tab 2 of the supplemental material the Company provided to the Staff is only an estimate, as is clearly stated in that table, and is based on sales by certain reporting entities. While the Company believes the estimates provided in Tab 2 of the supplemental material are reasonable and based on the best information presently available to the Company, it has not been prepared in accordance with GAAP and has not been reviewed by the Company’s independent auditors. Consequently, the Company believes it is inappropriate to include such estimated information in the Products discussion for purposes of Regulation S-K Item 101(c)(1)(i). Conducting a detailed product revenue internal assessment and audit would involve unreasonable effort and expense on the Company’s part. On page F-28 of the Amendment, the Company has disclosed that it is not able to provide specific product line sales.
     The Company notes that a similar disclosure request was addressed in its main operating subsidiary’s (Altra Industrial Motion’s) previous comment and response letters with the Staff pursuant to Altra Industrial’s filing of its Form S-4 relating to its 9% Senior Secured Notes. At that time the Company explained that it was unable to provide product line revenues as provided by paragraph 37 of SFAS No. 131, due to the fact that its general purpose financial statements do not identify specific product line sales across its organization. Please see Altra Industrial’s response to Staff comment No. 39 in the response letter dated August 12, 2005 and the response to Staff comment No. 3 in the response letter dated November 14, 2005. The Staff cleared the comment and additional disclosure was not required. The Company’s operations and financial reporting have not changed significantly since that time and its current general purpose financial statements also do not identify specific product line sales across its organization.
Regulation, page 62
9.	We note your revisions in response to prior comment 22. Please clarify how the laws you cite affect your business such that they are a material risk of an investment in your company as you disclose on pages 12 and 13.
     The Company has deleted the references to the U.S. Department of Commerce export controls and the Foreign Corrupt Practices Act on pages 11 and 12 of the Amendment, as the Company has determined that these regulations do not have any disproportionate effect on its business as compared to other manufacturing companies with international operations.

Weil, Gotshal & Manges llp
Securities and Exchange Commission
November 22, 2006

Executive Compensation, page 67
10.	Please reconcile your response to prior comment 26 with the last clause of the instruction to Item 402(b) of Regulation S-K and the disclosure of your executives’ compensation in other filings with the Commission.
     The Company has amended its disclosure to include executive compensation information for the last three completed fiscal years. See page 68 of the Amendment.
Related-party transactions, page 71
11.	Please clarify how Mr. Hurt acquired Kilian preferred stock that Genstar apparently acquired in October 2004. Also, please clarify the number of shares Mr. Kilian [Hurt] acquired.
     The Company has amended its disclosure to indicate that (i) upon Kilian’s formation Mr. Hurt served as Kilian’s Chief Executive Officer, (ii) Mr. Hurt purchased his preferred stock in Kilian for $500,000 in cash, and (iii) Mr. Hurt received restricted common stock of Kilian through Kilian’s equity incentive plan. In addition, the Company has amended its disclosure to indicate that Mr. Hurt exchanged his Kilian preferred stock for an equal value of the Company’s preferred stock and exchanged his Kilian restricted common stock for an equal value of the Company’s restricted common stock under the Company’s equity incentive plan. See page 71 of the Amendment.
12.	Please revise the third paragraph to clarify whether the Kilian preferred stock exchange for your preferred represented all the ownership interests in Kilian.
     The Company has amended its disclosure to indicate that members of Kilian’s management exchanged restricted common stock of Kilian granted to them under Kilian’s equity incentive plan for restricted common stock of the Company under the Company’s equity incentive plan. The Company has also amended its disclosure to indicate that the Kilian preferred stock and Kilian common stock received by the Company represented all of the ownership interests in Kilian. See page 71 of the Amendment.
13.	Please refer to prior comment 31 [36]. The disclosure is this section should be consistent with the disclosure in the second paragraph of Note 14 on page F-49.
     The Company has amended its disclosure regarding the fees paid pursuant to the advisory services agreement to make the disclosure more consistent with the disclosure in the second paragraph of Note 14. In addition, the Company has amended its disclosure to

Weil, Gotshal & Manges llp
Securities and Exchange Commission
November 22, 2006

include a description of the $3 million fee payable to Genstar Capital, L.P. upon the completion of the offering and subsequent automatic termination of the agreement. See page 71 of the Amendment.
Stockholders Agreements, page 72
14.	Please tell us how the right of first offer operates in connection with this offering.
     The right of first offer granted pursuant to Section 8 of the Company’s Stockholders Agreement (filed as Exhibit 4.14 to the registration statement) does not apply to shares of the Company’s common stock issued in a public offering (see Section 8(d)(ii) of the Stockholders Agreement). In addition, pursuant to Section 8(f) of the Company’s Stockholders Agreement, the right of first offer will terminate upon the consummation of the initial public offering. The Company has amended its disclosure on page 73 to indicate that the right of first offer does not apply to this offering.
Bear Linear Acquisition, page 73
15.	Please refer to prior comment 38. Please tell us why you did not provide the disclosure required by instruction 5 to Regulation S-K Item 404(a).
     The Company has amended its disclosure to indicate that the sellers of Bear Linear founded the company in 2001 and therefore did not acquire the business within the last two years of the sale, as required by Instruction 5 to Item 404(a) of Regulation S-K. In addition, the Company has expanded its disclosure regarding the principles followed in determining the purchase price. See page 73 of the Amendment.
Principal and Selling Stockholders, page 74
16.	Please expand your response to prior comment 39 to explain how CDPQ operates such that there are no natural persons who beneficially own the shares held in its name.
     CDPQ previously indicated to the Company that an investment committee and not a single natural person had the power to dispose or to direct the voting power over the CDPQ owned shares. CDPQ has now clarified that the investment committee makes an initial investment decision, but that two of its officers are authorized to exercise power over the shares. The Company has amended its disclosure to identify the individuals who have voting and investment power over CDPQ’s shares. See page 75 of the Amendment.

Weil, Gotshal & Manges llp
Securities and Exchange Commission
November 22, 2006

17.	We will continue to evaluate the clarity of your response to prior comment 40 after you complete the selling shareholders’ table.
     The Company has amended its disclosure to update the selling stockholders’ table to indicate the effect of the anticipated two for one reverse stock split of the common stock. See page 74 of the Amendment.
Other Relationships, page 90
18.	We note your response to prior comment 45 [44]; however, it remains unclear what transactions generated the fees and commissions you mention in the first paragraph. Also, the magnitude of those transactions is unclear. Therefore, we reissue the comment.
     The Company has amended its disclosure on page 90 to clarify that only Jefferies & Company, Inc. has received fees for previous underwriting activities. The Company has further clarified the magnitude of the transactions by disclosing the fees paid to Jefferies & Company, Inc. for its underwriting activities as well as the monetary position held by MLEMEA Principal Credit Group, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, in the 11 1/4% bonds.
Item 15. Recent Sales of Unregistered Securities, page II-2
19.	We note your response to prior comment 49; however, it remains unclear how you reconcile the share issuances mentioned in this section with the disclosure on pages F-5 and F-36.
     The Company’s disclosure on page II-3 of the Form S-1 describes the total number of restricted shares of common stock issued under the Company’s 2004 Equity Incentive Plan over time (giving effect to the two for one reverse stock split contemplated in connection with the offering). In accordance with the 2004 Equity Incentive Plan, these shares are issued in the employee’s name and held in escrow under the control of the Company’s general counsel until the legal restrictions lapse based on employee service. The disclosures of the number of shares outstanding on pages F-5 and F-36 include only those shares for which the legal restrictions have lapsed (not effected for the two for one reverse stock split). This is consistent with the number of shares deemed to be outstanding for purposes of calculating the Company’s basic earnings per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share, and also with the number of shares deemed to be outstanding (giving effect to the two for one reverse stock split) in the Dilution section of the Form S-1 on page 25.

Weil, Gotshal & Manges llp
Securities and Exchange Commission
November 22, 2006

     The Company has amended its disclosures of the number of shares outstanding on pages F-5 and F-36 to include only those shares for which the legal restrictions have lapsed rather than the number of vested shares corresponding with the recognition of the related stock-based compensation expense (i.e., on a straight line basis). The Company has also amended its disclosures to include a table setting forth the restricted stock activity. See Note 13 on page F-49 of the Amendment.
     Thank you very much for your prompt attention to this filing. If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the Amendment, please contact the undersigned at (650) 802-3020, Shaina Varia at (650) 802-3194 or Ryan Gallagher at (650) 802-3023.
Very truly yours,
/s/ CRAIG W. ADAS
Craig W. Adas

cc:	Michael Hurt
David Wall
Stuart Gelfond